March 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dermata Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-270195)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 1:00 p.m., Eastern Time, on March 14, 2023, or as soon as practicable thereafter.

Please call Steven M. Skolnick of Lowenstein Sandler LLP at (646) 414-6947 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

DERMATA THERAPEUTICS, Inc.

By:	/s/ Gerald T. Proehl
Name:	Gerald T. Proehl
Title:	Chief Executive Officer